Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

VIA EDGAR

March 15, 2016

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Funds:	LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund (the “Funds”)

Dear Mr. Zapata:

This letter responds to your comments to the Trust’s registration statement filed on January 8, 2016 under Rule 485(a) under the Securities Act of 1933, as amended, (the “Registration Statement”). We refer to each Fund by its new name as disclosed in the Registration Statement.

The following are your comments and the Trust’s responses.

1)	Confirm that the fee table expense numbers will include an estimate of the dividends paid on short sales.
A.	The fee table expense numbers will include an estimate of the dividends paid on short sales (which may be zero).

2)	Explain how the principal investment strategy of allocating to underlying ETFs that invest primarily in domestic equity securities with “growth and value characteristics” is consistent with each Fund’s name.
A.	Each Fund is a “growth” fund in the sense that it invests more aggressively than a balanced fund would. Specifically, each Fund generally invests 70% of its assets in equities.

3)	Disclose the Funds’ definition of the terms “small- and medium-capitalization companies”.
A.	The requested revision has been made. The Registration Statement now includes the following text:

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Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

The sub-adviser defines small-capitalization companies as those with a market capitalization of less than $2 billion. The sub-adviser defines medium-capitalization companies as those with market capitalizations of between $2 billion and $10 billion.

4)	The Prospectuses state that “approximately 70% of the Fund’s assets in the underlying ETFs will be invested primarily in … equity securities (stocks) and approximately 30% will be invested primarily in … fixed income securities (bonds)”, while also stating that “the adviser is permitted to allocate up to 20% of the Fund’s assets to the risk management strategy”. Please confirm these statements are consistent.
A.	The prospectuses will be revised to clarify that the 70% equity and 30% fixed income apply to the respective Fund’s assets excluding assets allocated to the risk management overlay.

5)	For the LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund, please expressly describe how the Fund will invest globally in accordance with the term “Global” in its name.
A.	The requested revision has been made. The Registration Statement now includes the following text:

The Fund normally maintains investment exposure to at least three countries outside of the United States. Typically, the Fund invests in a larger number of different countries. The Fund is not required to allocate its investments in any set percentages in any particular countries.

6)	For the LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund, please disclose the percentage of assets which will be allocated to emerging markets pursuant to the discussion in the principal investment strategies.
A.	The Fund currently plans to allocate 6% of non-overlay assets to emerging markets. However, this is not a fixed allocation and it is expected to fluctuate over time.

7)	In the SAI, update all data to reflect information as of December 31, 2015 as appropriate.
A.	The requested revision will be made via a post-effective amendment.

8)	Please include financial statements and all required exhibits in the Registration Statement.
A.	The requested revision will be made via a post-effective amendment.

9)	Please provide the Tandy representations.
A.	The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: sam.goldstein@lfg.com

disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Sam Goldstein

Samuel K. Goldstein, Esq.

Senior Counsel – Funds Management

Enclosures

cc: Jill R. Whitelaw, Esq.

Danielle Kulp

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